EXHIBIT 23.1

Consent of Ernst & Young LLP, Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Massey Energy Company for the registration of $175 million of 2.25% Convertible Senior Notes due 2024 and to the incorporation by reference therein of our report dated January 29, 2004, with respect to the consolidated financial statements and schedule of Massey Energy Company included in its Annual Report (Form 10-K) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

May 19, 2004

Richmond, Virginia